FORM 4

    (X)  Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).

      U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
              WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                   |OMB NUMBER: 3235-0287|
                                                   |EXPIRES:             |
                                                   | SEPTEMBER 30, 1998  |
    Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
      Securities Exchange Act of 1934,             |BURDEN HOURS         |
     Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
       Holding Company Act of 1935                 |_____________________|
    or Section 30(f) of the Investment
           Company Act of 1940

   UNION PACIFIC CORPORATION
   UNION PACIFIC RAILROAD COMPANY
   MARTIN TOWER
   EIGHTH & EATON AVENUES
   BETHLEHEM, PENNSYLVANIA  18018

   1. Name and Address of Reporting Person

      SOUTHERN PACIFIC RAIL CORPORATION (RSP)
   ____________________________________________________________________________
   2. Issuer Name and Ticker or Trading Symbol

   ____________________________________________________________________________
   3. IRS OR Social Security Number of Reporting Person (Voluntary)

      SEPTEMBER 1996
   ____________________________________________________________________________
   4. Statement for Month/Year

   ____________________________________________________________________________
   5. If Amendment, Date of Original (Month/Year)

   ____________________________________________________________________________
   6. Relationship of reporting person to Issuer (Check all applicable)
      ( ) DIRECTOR
      (X) 10% OWNER
      ( ) OFFICER (GIVE TITLE BELOW)
      ( ) OTHER (SPECIFY TITLE BELOW)

   _____________________________________________________

   ____________________________________________________________________________
   7. Individual, or Joint/Group Filing (Check all applicable)
      ( ) Form filed by One Reporting Person
      (X) Form filed by More than One Reporting Person

   ===========================================================================
   TABLE I
   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

   COMMON STOCK, PAR VALUE $.001 PER SHARE
   ____________________________________________________________________________
   1. Title of Security (Instr. 3)

   SEPTEMBER 11, 1996
   ____________________________________________________________________________
   2. Transaction Date (Month/Day/Year)

   J
   ____________________________________________________________________________
   3. Transaction Code (Instr. 8)

   (A)
   ____________________________________________________________________________
   4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)

   156,171,899(1)
   ____________________________________________________________________________
   5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)

   (D)
   ____________________________________________________________________________
   6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)

   ____________________________________________________________________________
   7. Nature of Indirect Beneficial Ownership (Instr. 4)

   ____________________________________________________________________________
   Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
   ============================================================================
   TABLE II
   Derivative Securities Acquired, Disposed of, or Beneficially Owned
   (e.g., Puts, Calls, Warrants, Options, Convertible securities)
   ____________________________________________________________________________
   1. Title of Derivative Security (Instr. 3)

   ____________________________________________________________________________
   2. Conversion or Exercise Price of Derivative Security

   ____________________________________________________________________________
   3. Transaction Date (Month/Day/Year)

   ____________________________________________________________________________
   4. Transaction Code (Instr. 8)

   ____________________________________________________________________________
   5. Number of Derivative Securities Acquired (A) or Disposed of (D)
      (Instr. 3, 4, and 5)

   ____________________________________________________________________________
   6. Date Exercisable and Expiration Date (Month/Day/Year)

   ____________________________________________________________________________
   7. Title and Amount of Underlying Securities (Instr. 3 and 4)

   ____________________________________________________________________________
   8. Price of Derivative Securities (Instr. 5)

   ____________________________________________________________________________
   9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)

   ____________________________________________________________________________
   10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
      (Instr. 4)

   ____________________________________________________________________________
   11. Nature of Indirect Beneficial Ownership (Instr. 4)

   ____________________________________________________________________________
   EXPLANATION OF RESPONSES:

   (1) THIS AMOUNT REPRESENTS (I) 39,034,471 SHARES, PAR VALUE $.001 PER SHARE (THE "SHARES"), OF SOUTHERN PACIFIC RAIL CORPORATION ("SP") ACQUIRED BY UP ACQUISITION CORPORATION ("UP ACQUISITION"), AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF UNION PACIFIC CORPORATION ("UP"), ON SEPTEMBER 7, 1995, PURSUANT TO UP ACQUISITION'S TENDER OFFER DATED AUGUST 9, 1995 AND (II) 117,137,428 SHARES HELD BY REMAINING SHAREHOLDERS OF SP FOLLOWING THE COMPLETION OF THE TENDER OFFER BY UP ACQUISITION. PURSUANT TO A VOTING
   TRUST AGREEMENT, DATED AUGUST 3, 1995, BY AND AMONG UP ACQUISITION AND SOUTHWEST BANK OF ST. LOUIS, AS TRUSTEE, PURSUANT TO WHICH 39,034,471 SHARES WERE DEPOSITED ON SEPTEMBER 7, 1995 INTO A VOTING TRUST PENDING APPROVAL OF THE INTERSTATE COMMERCE COMMISSION OF THE PROPOSED MERGER OF UP AND SP. ON JUNE 25, 1996, THE CORPORATE EXISTENCE OF UP ACQUISITION CEASED AND TERMINATED UPON THE MERGER OF UP ACQUISITION WITH AND INTO UNION PACIFIC RAILROAD COMPANY ("UPRR") WITH UPRR SURVIVING AS AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF UP. ON SEPTEMBER 11, 1996, THE CORPORATE EXISTENCE OF SP CEASED AND TERMINATED UPON THE MERGER OF SP WITH AND INTO UP HOLDING
   COMPANY, INC. ("HOLDING"), WITH HOLDING SURVIVING AS A WHOLLY-OWNED SUBSIDIARY OF UP.

   UNION PACIFIC CORPORATION

       /S/ CARL W. VON BERNUTH                            OCTOBER 9, 1996
 ---------------------------------------------       -------------------------
 **  SIGNATURE OF REPORTING PERSON                   DATE
     CARL W. VON BERNUTH
     SENIOR VICE PRESIDENT AND GENERAL COUNSEL

   UNION PACIFIC RAILROAD COMPANY

       /S/ CARL W. VON BERNUTH                            OCTOBER 9, 1996
 --------------------------------------------        -------------------------
 **  SIGNATURE OF REPORTING PERSON                   DATE
    CARL W. VON BERNUTH
    VICE PRESIDENT AND GENERAL COUNSEL

 ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).